

02006790

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8-50244

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

RECEIVED MAR 01 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRAVELERS DISTRIBUTION LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Tower Square - 2MS
(No. and Street)

Hartford	CT	06183
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Asteriades (860) 954-3536
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

One Financial Plaza	Hartford	CT	06103-4103
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICE USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William A. Asteriades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Travelers Distribution LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



William A. Asteriades
Chief Financial Officer and Treasurer



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors of
Travelers Distribution LLC:

We have audited the accompanying statement of financial condition of Travelers Distribution LLC (formerly Travelers Distribution Company), as of December 31, 2001 and 2000, and the related statements of operations, changes in investor's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Travelers Distribution LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002



TRAVELERS DISTRIBUTION LLC
(formely Travelers Distribution Company)

Statement of Financial Condition

December 31, 2001 and 2000

Assets

		2001	2000
Cash	$	32,067	31,967
Receivable from affiliate		8,610	10,035
Prepaid expenses		3,178	1,853
Total assets	$	43,855	43,855

Liabilities and Investor's Capital

		2001	2000
Liabilities:			
Accrued expenses	$	4,000	4,000
Total liabilities		4,000	4,000
Investor's capital		39,855	39,855
Total liabilities and investor's capital	$	43,855	43,855

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Statement of Operations

For the years ended December 31, 2001 and 2000

		2001	2000
Revenue:			
Fees from affiliate	$	120,182	36,773
Expenses:			
General and administrative		120,182	36,928
Net loss	$	-	(155)

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Statement of Changes in Investor's Capital

For the years ended December 31, 2001 and 2000

Investor's Capital as of December 31, 1999	$ 15,010
Capital contribution	25,000
Net loss	(155)
Investor's Capital as of December 31, 2000	39,855
Net loss	-
Investor's Capital as of December 31, 2001	$ 39,855

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Statement of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ -	(155)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivable from affiliate	1,425	(8,112)
Prepaid expenses	(1,325)	(971)
Accrued expenses	-	(250)
Total adjustments	100	(9,333)
Net cash used in operating activities	100	(9,488)
Cash flows from financing activities:		
Capital contribution	-	25,000
Net cash provided by financing activities	-	25,000
Net change in cash	100	15,512
Cash at beginning of the year	31,967	16,455
Cash at end of the year	$ 32,067	31,967
Supplemental disclosure of cash flow information:		
Income taxes refunded	$ -	1,923

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Notes to Financial Statements

December 31, 2001

(1) Nature of Operations

Travelers Distribution LLC (TDC), a Delaware limited liability company, is a registered limited business broker/dealer under the Securities Exchange Act of 1934. TDC was created on January 14, 2000 when Travelers Distribution Company, a Delaware corporation and indirect wholly owned subsidiary of The Travelers Insurance Company (Travelers), was converted to a limited liability company. From the period January 1, 2000 to January 13, 2000, TDC provided no services and therefore no revenues or expenses were generated.

On October 8, 2000, TDC commenced operations as the principal underwriter and distributor of Travelers variable annuities and variable life insurance contracts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America in requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

(b) Recognition of Revenue

TDC derives its revenue from reimbursement of expenses that it incurred for providing certain underwriting and distribution services on behalf of Travelers and its affiliates.

(c) Income Taxes

For federal income tax purposes, TDC is deemed to be a single-member disregarded entity. Accordingly, TDC's earnings are taxable to the investor and no tax provision has been made in these financial statements.

(3) Related Party

TDC, under an arrangement with Travelers, is allocated certain expenses, principally salaries, employee benefits and other expenses. Travelers and its affiliates allocated $107 thousand and $27 thousand to TDC in 2001 and 2000, respectively, relating principally to TDC's underwriting and distribution functions provided to Travelers.

(4) Net Capital Requirements

TDC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined by Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2001, Travelers Distribution LLC had net capital of $28,067, which is in excess of its net capital requirement of $5,000. TDC's ratio of aggregate indebtedness to net capital was .14 to 1 at December 31, 2001.

As a limited business broker/dealer, TDC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of Paragraph (k)(1) thereof, and from Rule 17a-13 of the Securities Exchange Act of 1934, under the provisions of Paragraph (a) thereof.

Schedule I

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net capital:		
Total investor's capital	$	39,855
Deductions and/or charges:		
Receivable from affiliate		8,610
Prepaid expenses		3,178
Net capital after deductions	$	28,067
Aggregate indebtedness	$	4,000
Computation of basic net capital requirement:		
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	23,067
Ratio: Aggregate indebtedness to net capital		.14 to 1

Note: The above computation does not differ materially from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2001 filed with the National Association of Securities Dealers on January 24, 2002.



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Travelers Distribution LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Travelers Distribution LLC (formerly Travelers Distribution Company) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Table of Contents



RECEIVED
MAR 01 2002




RECEIVED
MAR 01 2002
140
WASH, D.C.

TRAVELERS DISTRIBUTION LLC
(formerly Travelers Distribution Company)

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)